

October 28, 2010

Toni S. Matthews
Chief Financial Officer
Gateway Tax Credit Fund III Ltd.
880 Carillon Parkway
St. Petersburg, FL 33716

> **Re:** **Gateway Tax Credit Fund III Ltd.**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2010**
> **Filed July 1, 2010**
> **File No. 000-21762**

Dear Ms. Matthews:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin Woody
Branch Chief